UNITED STATES
                                            SECURITIES AND
EXCHANGE COMMISSION
                                              Washington, D.C.
20549

                              SCHEDULE 13G

                                     Under the Securities
Exchange Act of 1934
                          (Amendment No. 4)
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                   POCAHONTAS BANKSHARES CORPORATION
                          PO Box 1559
                       Bluefield, WV 24701
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                          (Name of Issuer)


                      $1.25 par value Common Stock
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                    (Title of Class of Securities)


                              730235108
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                           (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the ACT (however, see the Notes).


Sec 1745 (2/92)                                   Page 1 of 3

------------------------          13G          ------------------
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- CUSIP No. 730235108 -                     -   Page 2 of 3 Pages
-
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- 1   NAME OF REPORTING PERSON
-     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-
-
-
-     R.W. Wilkinson, President and CEO, Pocahontas Bankshares
Corp. -
-     500 Federal Street
-
-     Bluefield, WV 24701              SSN:  ###-##-####
-
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- 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
-
-
-
-                                                       a  [ ]
-
-                                                       b  [ ]
-
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- 3   SEC USE ONLY
-
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- 4   CITIZENSHIP OR PLACE OF ORGANIZATION
-
-     U.S.A.
-
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-                                - 5   SOLE VOTING POWER
-
-    NUMBER OF                   -     205,000
-
-     SHARES                     --------------------------------
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-   BENEFICIALLY                 - 6   SHARE VOTING POWER
-
-    OWNED BY                    -     0
-
-      EACH                      --------------------------------
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-    REPORTING                   - 7   SOLE DISPOSITIVE POWER
-
-     PERSON                     -     205,000
-
-      WITH                      --------------------------------
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-                                - 8   SHARED DISPOSITIVE POWER
-
-                                -     0
-
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- 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON   -
-     205,000
-
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- 10  CHECK BOX IF THE AGGREGATE AMOUN IN ROW (9) EXCLUDES
CERTAIN SHARES*
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- 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
-
-     10.25%
-
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- 12  TYPE OF REPORTING PERSON*
-
-     IN
-
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                    *SEE INSTRUCTION BEFORE FILLING OUT

   Instructions: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

   If this statement is being filed to report the fact that as of the date
hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities check the following
[ ].
Instruction:   Dissolution of a group requires a response to this
item.

Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such, securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment
Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.   Identification and Classification of the Subsidiary
Which
          Acquired the Security Being Reported on By the Parent
Holding
          Company

   If a parent holding company has filed this schedule, pursuant to Rule
13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the
Group

   If a group has filed this schedule pursuant to Rule 13d-
1(b)(ii)(H),
so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Item 9.   Notice of Dissolution of Group

   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.  Certification

   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b).:
   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.


                                           December 29, 1998
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                                               Date

                                           /s/ R. W. Wilkinson
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                                               Signature

                                           President
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                                               Name/Title